As filed with the Securities and Exchange Commission on May 22, 2007

Registration No. 333-139486

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Republic of Peru

(Name of Registrant)

Helí Peláez Castro

Consulate General of Peru

241 East 49th Street

New York, New York 10017

(Name and address of Authorized Representative of the Registrant in the United States)

Copies to:

Jaime Mercado, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered(1)(2)	Proposed Maximum Offering Price Per Unit(3)(4)	Proposed Maximum Aggregate Offering Price(1)(2)(3)(4)	Amount of Registration Fee
Debt Securities	(5)(6)
Warrants	(5)(7)
Units	(5)
Total:	$5,000,000,000	100%	$5,000,000,000	$30,700(8)

(1)	In United States dollars or the equivalent thereof in any other currency, currency unit or units, or composite currency or currencies.
(2)	Such amount represents the principal amount of any debt securities issued at their principal amount, the issue price rather than the principal amount of any debt securities issued at an original issue discount, the issue price of any warrants and the exercise price of any debt securities issuable upon exercise of warrants.
(3)	Estimated solely for the purpose of computing the amount of the registration fee.
(4)	Exclusive of accrued interest, if any.
(5)	Such indeterminate number or principal amount of debt securities, warrants and units as may from time to time be issued at indeterminate prices. The securities registered hereunder shall not have an aggregate offering price which exceeds $5,000,000,000 in United States dollars or the equivalent in any other currency.
(6)	Also includes such indeterminate number of debt securities as may be issued upon conversion or exchange of any debt securities that provide for exchange into other securities or upon exercise of warrants for such securities.
(7)	Warrants may be sold separately or with debt securities.
(8)	This Post-Effective Amendment No. 2 increases the aggregate principal amount of debt securities covered by the Registrant’s Registration Statement No. 333-139486 filed on December 19, 2006. The registration fee of $30,700, calculated pursuant to Rule 457 under the Securities Act, is being paid herewith for an aggregate principal amount of $1,000,000,000 of additional securities to be registered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The Post-Effective Amendment No. 2 to the Registration Statement under Schedule B (File No. 333-139486) (the “Registration Statement”) the Republic of Peru (the “Registrant”) is being filed solely to increase the maximum aggregate principal amount of the debt securities to $5,000,000,000 covered by the Registrant’s Registration Statement under the Securities Act of 1933, as amended, and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Peru, has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lima, Peru on the 22nd day of May 2007.

By:	/S/ BETTY SOTELO BAZÁN
Name:	Betty Sotelo Bazán
Title:	General Director of the National Direction of Public Indebtedness of the Ministry of Economy and Finance of Peru

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, as duly authorized representative in the United States of the Registrant, has signed this Post-Effective Amendment No. 2 to the Registration Statement in the City of New York, New York, on the 22nd day of May 2007.

By:	/S/ HELÍ PELÁEZ CASTRO
Name:	Helí Peláez Castro
Title:	Consul General of Peru, New York